Exhibit 99.2

Points International to Report Third Quarter 2010 Results on Wednesday,
November 3, 2010

-- Announces Results of Special Shareholders’ Meeting--

Toronto, Canada – October 27, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced that it will report financial results for the third quarter of 2010 on Wednesday, November 3, 2010 after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Wednesday, November 3, 2010 at 4:30 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (877) 941-2069 ten minutes prior to the scheduled start time. International callers should dial (480) 629-9713. In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call.

A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, November 10, 2010 by dialing (877) 870-5176 (domestic) or (858) 384-5517 (international) and entering passcode: 4374761.

Results of Special Shareholders’ Meeting

Points International also announced the results of its Special Shareholders’ Meeting, held on October 26, 2010 in Toronto, Canada. The following proposals were overwhelmingly approved by the Company's shareholders:

  Authorized the Company’s Board of Directors to affect a share consolidation through a reverse stock split in the range of one-for-eight to one-for-twelve; and

  Authorized the Company’s Board of Directors to amend the Company's incentive stock option plan to increase the maximum number of pre-consolidation common shares that may be issued thereunder by an additional 4,500,000

Implementation of the Share Consolidation and Option Plan Amendment are now at the discretion of the Company's Board of Directors, which may choose to do so at any time prior to October 26, 2011.

The Share Consolidation and Option Plan Amendment are also subject to the approval of the Toronto Stock Exchange.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400